UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER

SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION

OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 333-294547-01

GOWell Technology Limited

(Exact name of registrant as specified in its charter)

1 BULIM LANE 2 #04-51/54

648110 Singapore

(713) 909-2555

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

None

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: 1

Explanatory Note

This Form 15 is filed by GOWell Technology Limited, a Cayman Islands exempted company (the “Filer”), to suspend the Filer’s duty to file reports under Section 15(d) of the Securities Exchange Act of 1934, as amended, as a co-registrant in connection with the de-SPAC transaction consummated pursuant to the Registration Statement on Form F-4 (File No. 333-294547) filed by GOWell Energy Technology, a Cayman Islands exempted company (“PubCo”). The ordinary shares of PubCo, par value $0.0001 per share, have been approved for listing on The Nasdaq Stock Market LLC under the ticker symbol “GOW,” are expected to begin trading on September 28, 2026, and are unaffected by this Form 15.

Pursuant to the requirements of the Securities Exchange Act of 1934, GOWell Technology Limited has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: September 25, 2026	GOWell Technology Limited

	By:	/s/ Guillaume Borrel
	Name:	Guillaume Borrel
	Title:	Chief Executive Officer

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